Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.faegredrinker.com

June 6, 2023

VIA EDGAR TRANSMISSION

Mr. John F. Kernan

Ms. Valerie J. Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The RBB Fund, Inc. (File Nos.: 333-271528 and 811-05518) (the “Registrant” or “RBB”)

Dear Mr. Kernan and Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding the RBB’s Registration Statement on Form N-14 (the “Registration Statement”) filed on April 28, 2023. The Registration Statement discusses the acquisition of the assets and liabilities of:

(i) the Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund, and Oakhurst Short Duration High Yield Credit Fund (the “Acquired Oakhurst Funds”), each a series of the F/m Funds Trust (“Trust”), by the Oakhurst Fixed Income Fund, Oakhurst Short Duration Bond Fund, and Oakhurst Short Duration High Yield Credit Fund (the “Acquiring Oakhurst Funds”), each a newly formed series of RBB (the “Oakhurst Funds Reorganization”); and

(ii) the F/m Investments Large Cap Focused Fund (the “Acquired F/m Fund”), a series of the Trust, by the F/m Investments Large Cap Focused Fund (the “Acquiring F/m Fund”), a newly formed series of RBB (“F/m Fund Reorganization”).

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that the response to Staff comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Registrant.

June 6, 2023

ACCOUNTING

1.	Comment: Please confirm supplementally that the Adviser has no right of recapture of previously waived or reimbursed fees or expenses occurring in the predecessor fund to the Acquired F/m Fund. However, if there is a right of recapture to be carried forward from the predecessor fund to the Acquiring F/m Fund, that it excludes amounts waived prior to advisor’s change of control and that the board of the Acquiring F/m Fund has approved this.

Response: The Adviser has the right to seek reimbursement from the Acquired F/m Fund until January 2025 for amounts up to the aggregate amount that the Adviser had waived for or reimbursed to the predecessor fund to the Acquired F/m Fund under an expense limitation agreement with the predecessor fund for the three-year period ending after the specific fee waiver or reimbursement, but only if such reimbursement can be achieved without exceeding the expense limitation in place at the time of the waiver or reimbursement. The Registrant confirms that the right of recapture of previously waived or reimbursed fees or expenses will exclude amounts previously waived prior to the Adviser’s change of control and also confirm that it was approved by its Board.

2.	Comment: Please update the auditor consents dated April 28, 2023 and file as an exhibit to the amendment.

Response: The Registrant confirms that it will file updated consents with the amended Registration Statement.

3.	Comment: Please update the financials for the Acquired Oakhurst Funds since the funds recently filed their semi-annual reports on April 28, 2023.

Response: The Registrant has made the requested updates.

4.	Comment: Please update the capitalization table so that it is dated within 30 days of filing.

Response: The Registrant has made the requested update.

5.	Comment: Please update the fees and expenses to ensure they are reflective of current fees (gross and net).

Response: The Registrant has made the requested update.

June 6, 2023

GENERAL

1.	Comment: Please confirm when the Acquiring Oakhurst Funds and Acquiring F/m Fund’s registration statement will become effective.

Response: The Acquiring Oakhurst Funds and Acquiring F/m Fund are expected to go automatically effective on July 11, 2023.

QUESTIONS AND ANSWERS

2.	Question: How will the proposed Reorganizations affect the fees and expenses I pay as a shareholder of an Acquiring Fund?

Comment: Please confirm if fees and expenses maybe recouped by the F/m? If so, please include that information in the Registrant’s answer.

Response: The Registrant confirms that fees and expenses may be recouped by F/m. The Registrant has included information as requested.

COMBINED PROXY STATEMENT AND PROSPECTUS

General

3.	Comment: Please confirm the Acquiring Oakhurst Funds and Acquiring F/m Fund will not be operational until they are effective.

Response: The Registrant so confirms.

Investment Advisory Fees

4.	Comment: On page 27, please confirm that the expense limit of 0.60% as disclosed in the footnote located under the Investment Advisory Fee table comports with the corresponding fee tables as it is higher than what is reported in the above table.

Response: The Registrant confirms that the expense limit of 0.60% as disclosed in the footnote comports with the applicable fee and expense tables of the applicable Acquired Oakhurst Fund. The investment advisory table above the footnote only reflects the investment advisory fees.

5.	Comment: On page 31 (see “The New Advisory Agreements” and 2nd paragraph), similar to the above comment, please amend the expense limit of 0.60% to comport with the corresponding fees and expense tables.

Response: The Registrant confirms that the expense limit of 0.60% as disclosed comports with the applicable fee and expense tables of the applicable Acquired Oakhurst Fund.

June 6, 2023

6.	Comment: The language for the New Advisory Agreements state that the New Advisory Agreements may be “terminated at any time, on 60 days’ written notice, without the payment of any penalty, by the Board, by a vote of a majority of the outstanding voting shares of a Fund, or by Oakhurst.” If the fee waiver is shown in the fee tables then only the Board can terminate the waiver and must be in effect for a minimum of one year.

Response: The Registrant confirms the expense limitation agreement can only be terminated by the Board and will be in effect for at a minimum of one year.

7.	Comment: On page 42, please label proposal 6.

Response: The Registrant had made the requested change.

Comment: Please confirm that the Registrant will undertake to file a final tax opinion once the reorganizations are completed.

Response: The Registrant confirms that it will undertake to file a final tax opinion once the proposed reorganizations are completed.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (215)-988-2571.

Sincerely,

/s/ Cheri R. Williams
Cheri R. Williams